

Mail Stop 3561

September 8, 2017

William T. Yardley
President and Chairman of the Board
Spectra Energy Partners, LP
5400 Westheimer Court
Houston, Texas 77056

      Re: Spectra Energy Partners, LP
              Form 10-K for the Fiscal Year Ended December 31, 2016
              Filed February 24, 2017
              Form 8-K Filed May 10, 2017
              File No. 1-33556

Dear Mr. Yardley:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2016

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Reconciliation of Net Income to Non-GAAP "Distributable Cash Flow," page 50

1. Please tell us why you have excluded portions of the 2015 and 2014 distributions from equity investments from the reconciliation.

Notes to Consolidated Financial Statements

Note 2. Acquisitions and Dispositions

Disposition, page 74

2. We note your disclosure that the disposition of your 33.3% ownership interests Sand
    Hills and Southern Hills is included in the Statements of Cash Flows as a non-cash
    activity, but we are unable to locate it. Please advise. Additionally, please tell us how
    the transaction was recorded in the financial statements.

Note 4. Business Segments

Geographic Data, page 77

3. Please show us how to reconcile consolidated long-lived assets for 2016 to the amounts
    of long-lived assets presented on the balance sheet.

Note 8. Variable Interest Entities

Sabal Trail, page 80

4. In future filings, please disclose on the face of the balance sheet the assets that can be
    used only to settle obligations of the consolidated VIE and the liabilities for which
    creditors do not have recourse to the general credit of the Company. Please refer to ASC
    810-10-45-25.

Form 8-K Filed May 10, 2017

5. We note your disclosure of the range of distributable cash flow in your financial guidance
    for fiscal year 2017. Please tell us what consideration you gave to disclosing forward
    looking GAAP net income and presenting a schedule or other presentation detailing the
    differences between the forward looking non-GAAP financial measure and the forward-
    looking GAAP financial measure. If the GAAP financial measure is not accessible on a
    forward-looking basis, you should disclose that fact, identify the information that is
    unavailable and its probable significance and provide reconciling information that is
    available without unreasonable effort. Please refer to Regulation G

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 if you have questions regarding our comments. You may contact me with any other questions at (202) 551-3344.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products

cc: John Whelen, Executive Vice President & Chief Financial Officer, Enbridge (U.S.) Inc.